Filed by Acies Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-12

Of the Securities Exchange Act of 1934

Subject Company: PLAYSTUDIOS, Inc.

Commission File No. 001-39652

Date: May 24, 2021

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Global Gaming Business posted an interview with Andrew Pascal on Sunday, May 23 at the following location: https://ggbmagazine.com/article/andrew-pascal/. The transcript of the interview follows:

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Roger Gros: Welcome to the Global Gaming Business Podcast. We're here today with one of the most unique entrepreneurs I think in the gaming business, Andrew Pascal. Andrew, thanks for joining us today.

Andrew Pascal: Ah, it's a pleasure. Thank you for having me.

Roger Gros: So you've been involved in a lot of startups in your life from WagerWorks to Silicon Gaming and now of course PLAYSTUDIOS. But you've been with PLAYSTUDIOS now for quite some time. Why has this been such a fulfilling journey for you?

Andrew Pascal: I think it's just a combination of all the other things that I've done. It was an opportunity to do something that was creative, technically challenging, required a really diverse collection of people and disciplines and skill sets. And its core was about an industry that I love, which is all things related to gaming. So for all those reasons it's been able to not just hold my interest, I just think there's so much opportunity we've yet to fully realize and it's got us all charged up and still deeply engaged.

Roger Gros: Sure. Well, let's talk about Silicon Gaming. That was such a unique project there. The machines and the games you developed were really cutting edge and I think they were way before their time especially when you consider what's coming out these days. Well, when you look back on that, do you think it's definitely was before its time?

Andrew Pascal: Oh, for sure. I think that if you really think about it, we introduced the Odyssey which was the product that we created back in 1996.

Roger Gros: Right.

Andrew Pascal: And it really was groundbreaking. I mean, slot machines back then were still largely these physical, real spinning slot machines.

Roger Gros: Right.

Andrew Pascal: And so the whole world of digital technology and media was specifically to create these far richer and more immersive experiences had not yet been brought to the gaming industry or to the casino industry. And so that was the idea of that company, was to tap into the technology community up in Silicon Valley and create a community up in San Francisco and really completely re-imagine the slot machine experience. So what’s funny is, my partner Paul Mathews last year for my birthday, he found a bunch of the machines that we actually created as part of Silicon Gaming. So they're in our offices and to look at them and to play the suite of games that we had created back then, they would hold up today-

Roger Gros: Oh, absolutely. Yeah.

Andrew Pascal: ... without a doubt. The richness of the visuals, and the production values, and the game mechanics, and the depth of the experience and the communal play and all the things that we introduced back then, I think many will still define as being right there with the best of the games that are in the market.

Roger Gros: Sure. Well, I used to love to play the Blackjack and have a video poker games with the hands that dealt the cards. That's fantastic.

Andrew Pascal: The Phantom Belle. Yeah, for sure. It was a fun one.

Roger Gros: Yeah, absolutely.

Andrew Pascal: Everyone remembers that game it seems.

Roger Gros: Right. Right. Right. So your time with Wynn Resorts was really at the peak of Steve Wynn's creativity. He was designing this incredible facility in Las Vegas and then he went on to Encore but you had to run the operations there. And that was no small task to do that with Steve Wynn looking over your shoulder for one thing, but also with trying to create something new in the industry as well. Having worked for Steve, I know he was always a very dynamic boss and somebody who always thought ahead. So what do you bring from that experience to PLAYSTUDIOS?

Andrew Pascal: There were a lot of amazing lessons that I draw upon from my time working for both Wynn Resorts and its predecessor Mirage Resorts. There's a relentless attention to the details and the quality of the experience and the consistency with which you execute and deliver. So those is like a certain discipline that you bring to what you do with something that was deeply ingrained in me growing up inside of the Mirage Company. So when Steve ultimately formed and started Wynn Resorts with Elaine it was their ambition to, again, redefine the resort experience here in Las Vegas. And they really wanted to do something that they'd not yet accomplished, which was to establish a quality bar and a service standard that would rival the most luxurious hotels anywhere in the world. So that really was our principle focus.

Andrew Pascal: I mean, the place physically is certainly very beautiful and beautifully designed. There were a bunch of things about it that gave it a more human quality, but at the end of the day, you got to imbue it with the right service culture and that comes from the people. And so what you might remember is that within the first year when Las Vegas became the most decorated resort in the world, and when I say decorated I mean the most recognized by AAA, Mobil, Michelin. It had the five red pavilions, the five stars, the five diamonds not only for the hotel, but across some of its restaurants and spa and facilities. And so it was just unimaginable at the time that you could deliver at that level of quality with the kind of scale that we were.

Andrew Pascal: So it was something that I know we were all really proud of at the time, and it certainly established a standard that the company and the people that are there have been able to maintain since. And so there were a lot of things that we tried and applied and learned about how to make sure that the teams were fully integrated, very clear about what we were trying to achieve and intensely focused on delivering on the experience that we wanted for our guests.

Andrew Pascal: And so the Sebesta, there were a lot of things that we did in and around learning and development and structural things that we did to create a deep sense of ownership, the people that were responsible for the different aspects of the resort. So there were a lot of... It was architecture and design to the organization and our practices that we applied there that were... In my view, I think they were very successful and really core to achieving what we were able to do. And so a lot of those things I've carried forward and I apply in how we thought about architecting and designing what PLAYSTUDIOS is.

Roger Gros: Sure. Right.

Andrew Pascal: PLAYSTUDIOS even though it's a very different focus in terms of its look, its digital content and it's distributed on these massive platforms which are the Apple App Store and Google Play and Facebook. But when it comes right down to it, all of this great content is created and executed by amazingly talented people. And so you're faced with some of the same challenges, which is how do you get everybody aligned and inspired and focused on the same thing and working together to go and deliver. So yeah, I mean, I think that's one of the unique things about...

Andrew Pascal: I feel blessed that I've spent half my career in the more traditional integrated land-based casino industry and the other half building these technology-enabled content companies and game companies and people might think, "Well, those are just so wildly different." And what I've always found really remarkable is that there's so many lessons to be learned in pursuing each of those types of business opportunities that relate to or can be applied in the other case. So it's been amazing.

Roger Gros: Yeah, no question. So the first app that you developed with PLAYSTUDIOS was myVEGAS and that certainly was a revolutionary social casino app. I mean, people hadn't seen anything like it in those days. So give us a little of the genesis where that idea came from and how the company got started.

Andrew Pascal: When I was at Wynn and running the campus here, I engaged a former partner of mine, Paul Mathews, to help us resolve our strategy for poker. It was one of the moments in time. Poker obviously has gone through these different cycles of potentially being an opportunity and then not. And so we happened to be one of those cycles where it was felt like there was finally going to get some traction and be approved in a few jurisdictions. And we're trying to think about what should our strategy be. And so I brought Paul in to help us start to think that through and it rekindled our relationship and we always stayed friendly, but we're now in far more frequent contact. And so he's the one that first exposed me to this whole emerging world of free-to-play games and virtual goods.

Andrew Pascal: And we would just start talking about how fascinating it is that there's this whole new model that has emerged which is that people can download and play games for free. And then to the extent that they want to progress faster, more deeply, or enjoy certain dimensions of the product, they wouldn't otherwise be able to, they have to start spending their money, but that is an experience that was really getting traction. And so I would say that while we didn't in that moment say, "Let's go do this," it was just fascinating to both of us that there was this really vibrant the market and this new commercial model that was emerging.

Andrew Pascal: And so fast forward a few years to the latter part of 2010 and I'd felt certainly Facebook was blowing up and the principal activity that was really driving people's engagement and the broad adoption of Facebook were the games that people were playing. And so I felt like I had that entrepreneurial itch again. And I felt as if I had made my contribution at Wynn and it was time for me to go and take on a bit more risk and get myself back into a place where I was a little uncomfortable. And so I spun out of Wynn and teamed back up with the collection of my former co-founders from the other companies that I've been a part of and founded PLAYSTUDIOS.

Andrew Pascal: And so, yeah, the idea was to extend the experience of Las Vegas first on to Facebook and then on the mobile devices. And we knew to do that it meant not just really great games, which we clearly understood how to go create, but the whole value proposition of Las Vegas, which is the more you play, the more this world of benefits reveals itself to you.

Roger Gros: Right.

Andrew Pascal: And it's interesting as a model, as a paradigm, I would talk to Paul, my partner, and I would say, "Las Vegas is really the first social game experience. I mean, people come here and they translate real-world currency into this abstracting currency, which is chips and tokens, and then they play. And the more they play well, all of a sudden the games get more interesting and this world of benefits starts to reveal itself and you get assigned to a host and all of a sudden you get access and upgrades and complimentary services." And I was like, "That's what we need to create with the products that we're now going to go and build."

Roger Gros: Right.

Andrew Pascal: And so that was myVEGAS, which when we launched on Facebook, people immediately responded to it as a model and as a value proposition. And so we knew we had something. We knew pretty early on that consumers were really responding to this idea of play-for-free and earn for real.

Roger Gros: Sure.

Andrew Pascal: And then when we focused on mobile and opening up the mobile channel, it just took off.

Roger Gros: Yeah. Yeah.

Andrew Pascal: We took all the things that we had learned and going through our first development cycle and launching myVEGAS on Facebook. And we recrafted the game to make it better suited for mobile, mind you consumers engage on mobile devices in a very different way than desktop. There's less shorter sessions, but far more frequent sessions. And so we crafted a version of myVEGAS for mobile. So we had those moments where we're looking around like, "Okay, this is working."

Roger Gros: Right.

Andrew Pascal: And then we got to that place where we said, "Well, is it this specific solution that's working? The fact that myVEGAS is a fun brand and that it incorporates all of the portfolio of iconic brands that make up Las Vegas, for certain most of them. Or is this a model that has broader application and appeal?" And we said, "Look, we think as a model, it has broader appeal." And so we started to create more games and we diversified our portfolio. We just launched our most recent one, which is myVEGAS Bingo.

Andrew Pascal: And we're scaling, growing it and we're going to turn it into another one of our franchise products. And now with what we've recently announced on taking our company public, we're going to position ourselves to be more inquisitive. Everything we've done to this point, we've done organically. Now, we built every team and every product and acquired every player and scaled and grown our business over the last nine to 10 years entirely without acquiring other existing products and networks of players. And so we're excited to now take what we've built in terms of our platform, which is this playAWARDS platform. And of course our sensibilities for how to create great games and operate great games and go apply that model now to other categories of games. And so we're really excited about that.

Roger Gros: Great. Great.

Roger Gros: So I recognize Paul Mathew's enthusiasm because I met him in London when he was with WagerWorks at an ice show once. And he sat me down and gave me a whole lesson in social casino as a way before there really were there. And so he's still with the company. How many of the other co-founders are still with you?

Andrew Pascal: Most of the co-founders are with us.

Roger Gros: Yeah.

Andrew Pascal: As we've constituted and opened up offices in different markets, we have founding groups that are part of each of those studios. So today we have studios in San Francisco, Las Vegas, Austin Texas, Tel Aviv, Hong Kong. And so across that portfolio, we have founders for each of those studios, and most of our founders are still part of the company and deeply connected to it. Being a founder-led business, I think is also in part what makes us unique. I think people see how passionate we are about the company and how deeply we care about them. And we don't just build products, we're trying to build a business that's enduring. And the only way to do that is to really be surrounded by great people and to have an environment and a culture that really people feel like they can do their best work.

Roger Gros: Right. So when myVEGAS first started MGM was your proprietary client on the Strip, I'm assuming that's still the case, right?

Andrew Pascal: It is. We have a lot of partners but we as part of... The very first commercial deal that we did was with MGM.

Roger Gros: Right.

Andrew Pascal: And frankly it was even before we had assembled our team and raised our money. It started with that commercial agreement.

Roger Gros: Right.

Andrew Pascal: And so we agreed that for the Las Vegas Strip kind of proper that we wouldn't work with any other resorts. We have a lot of other reward partners in Las Vegas, but they're the only resort partner. And then of course, outside of Las Vegas we have a number of other casino and resort partners.

Roger Gros: Right.

Andrew Pascal: Yeah.

Roger Gros: So how do you structure the app for your individual clients to make it seem like it's their app?

Andrew Pascal: Yeah. Well, I mean, that's what's unique I think about our approach, is that the experience of myVEGAS as an app is something that we've crafted entirely on our own. It is composed of all these other resort brands. So as I alluded to MGM, Bellagio, and Mirage, and Excalibur, and Luxor, and Mandalay Bay, all these really great iconic brands. But they're all represented in what this is, a virtual Las Vegas experience that you got on your phone and in your pocket all the time. And then of course, we had incorporated into this world, this virtual Las Vegas world, all of these really great game experiences, these slot games.

Roger Gros: Right.

Andrew Pascal: And they are deeper and richer. And in my view, more interesting than really what you even find in the real casinos.

Roger Gros: Sure.

Andrew Pascal: And we introduced new ones all the time. And then there are all kinds of “meta mechanics.” These features that overlay the overall discreet experiences of each of the games that give you a sense of progression and allow you to unlock new features and participate in tournaments and daily missions and quests. So all kinds of really cool things that give the product a certain amount of texture and depth that keeps you interested and engaged. You want to keep coming back so that you can harvest the value you've accumulated and go accomplish a bunch of challenges that are unique and see what new rewards there might be in the store. And then engage in the newest games that we've introduced. Look, in my view, that certainly was the identity of Las Vegas.

Roger Gros: Right.

Andrew Pascal: Very dynamic, constantly changing. You would come here not necessarily knowing what you were going to experience, but just with the expectation that it would be something different than the last time. And the last time might've only been a few months ago.

Roger Gros: Sure.

Andrew Pascal: Right? I mean, that was the identity of Las Vegas. Well, that's what makes these games work. It’s that whenever you come back into them, there's something fresh and new and interesting to engage with an experience. And if it doesn't quite strike you, well, then no worries, come back tomorrow, because again, there'll be something entirely new and fresh for you to experience.

Roger Gros: Mm-hmm (affirmative). Okay. So have you done any... I'm sure you have, but what does the research show you that delivers people to the actual physical casinos from the myVEGAS app?

Andrew Pascal: Yeah. I mean, that's part of what we've built with our platform. It's not just a cool set of features where people have some points that they can go redeem for rewards that show up in an app. I mean, that is part of the experience within the client of the game. It lives on people's phones or devices. And I would highlight that the way the benefits program, the loyalty program is integrated in the experience, it feels very native to the app. It doesn't feel like this thing that's bolted on.

Roger Gros: Right.

Andrew Pascal: But underlying delivering on the consumer experience is this platform where we've provided tools to our partners, where they can provision a reward, identify how much inventory they want to allocate to it, when it is that they want to consume, the profile, the consumer that they want to target, the various apps that they might want represented in. So it's distribution. And then within seconds, it gets published and is available in the marketplace and across all those apps for people to now start taking advantage of, and then they do. And as they purchase those rewards in app, and then ultimately go show up in our partners facilities, restaurants, wherever they are, cruises, and they show up to take advantage of them, we also then provide the tools to help our partners assess the incremental value that that consumer is bringing to them.

Andrew Pascal: And as if not most importantly, a way for them to take remnants or off peak inventory that they would oftentimes either deeply discount or that would go unutilized and expire, they instead can give that to us. We then use the sophistication of our platform to align those rewards with the right profile of players, turning them into their consumers. And so the fact that we've been able to do that at scale, deliver consumers, help them measure the value and impact of those consumers and show them the return that they're getting on what is a marginal investment because they're leveraging remnant inventory, it's just proven to be really powerful.

Roger Gros: Right. So I guess that those are some of the reasons you give them. Why they should align themselves with PLAYSTUDIOS rather than building their own social casino.

Andrew Pascal: Yeah. I mean, look, I don't fault people seeing it as an interesting opportunity. If you're not willing to make a substantial commitment to going out and amassing an audience at scale, well, then you're going to be relegated to offering something that's more of an amenity to your traditional casino or your resort as opposed to it really being a source of a business and a value driver for you. And I don't know that a lot of the more traditional gaming companies and gaming operators understand or appreciate that. That is the foresight that Bill Hornbuckle and Jim Murren at the time had.

Roger Gros: Right.

Andrew Pascal: Where they said, "Look, you're going to have the benefit of being able to go and build something that's totally unique, secure the resources that you're going to need in order to scale and grow it as an audience. We'll do everything we can to help you, but independent of us, we appreciate it. It's going to take a lot more resources, hundreds of millions of dollars to go and realize the full potential of this opportunity." And so for companies to go in and take a run at it on their own, very, very difficult, and that's different in the traditional iGaming space.

Roger Gros: Sure.

Andrew Pascal: Right? Where there's still the regulatory overlay, limited licenses and therefore restricted supply, contained to a certain geography with a well-defined and known market. So for those opportunities to be exploited by the existing casino operators or licensees within those jurisdictions make sense. It also makes for those opportunities to be exploited by other new companies that you might deem to be media companies that have the distribution and access to consumers, because that's just so critical. But therein lies fundamentally the difference between traditional interactive gambling and free-to-play social gaming, which is what we do.

Roger Gros: Right. Right. So have you reached an agreement early on with Konami to feature their slots on your platform? Are they still your exclusive slot provider?

Andrew Pascal: They're an amazing partner and we still have our relationship with Konami and we have one of our apps, which is wholly dedicated to featuring all of their content. It's called myKONAMI Slots, not surprisingly. And it's a great product. It's been in the market for nearly six years, continues to grow. And as I just described what drives its growth is its dynamism. The fact that all the newest, coolest games that Konami is shipping into the real casino markets, it is making available to us to offer up for free to our players and our consumers. And it's really proven to help promote and drive awareness for their brands and these new games that they're wanting to drive trial for and awareness of. And then the same is true for us. We get to benefit from people playing games that feel more authentic to the casino experience.

Roger Gros: Okay. Great. Have you incorporated any sports betting into any of your apps?

Andrew Pascal: I haven't. No. We've thought about it. But we think that the opportunities that we have focused on represent a far more significant available market to us.

Roger Gros: Right.

Roger Gros: Right.

Andrew Pascal: So we elected to focus on what we thought were either the largest sub segments within that genre or the most dynamic ones and that's slots to start with. It's why we entered the bingo market with our myVEGAS Bingo products. And now it's time to, as I alluded to earlier, turn our attention to these other complimentary genres.

Roger Gros: Sure. Right.

Andrew Pascal: We're looking at puzzle games, whether it's word puzzles or the more traditional match-three style games or card-based games like solitaire and it's different flavors. There's a lot of opportunity for us to exploit our model and bring this whole notion of play-for-free and earn for real to these complimentary genres and really accelerate our growth.

Roger Gros: Okay. So you got a lot of non-gaming partners. I've seen that Wolfgang Puck restaurants are partners of yours, The Smith center, and many others. How does that work in this genre?

Andrew Pascal: Well, first of all, they've been amazing partners. And what they recognized is that we're bringing a lot of people into this market under our program. And they felt like there was an opportunity to have their brands and their restaurants in the case of Wolfgang Puck featured and presented in and among the collection of benefits that consumers can take advantage of when they come here to Las Vegas. And so what started off as an early pilot program, we ultimately rolled out across a lot of their different restaurants, and we're able to show that we can make a difference for them.

Roger Gros: Right.

Andrew Pascal: So the way it works, it's a very elegant model. They take and craft a collection of rewards with rules around how and when they can be consumed, that helps suit them in terms of when they're needing to stimulate demand for their restaurants.

Roger Gros: Right.

Andrew Pascal: And then as I said earlier, we use the sophistication of our platform to expose those rewards to the right consumers that ultimately take advantage of those benefits. So they've acquired a new customer and we've been able to enrich the experience that we deliver to our players through our games.

Roger Gros: Great. So you mentioned your international offices, you have an Asian app. You've got an agreement with the Hippodrome casino in London, I love those guys, resorts in Birmingham. So how have those efforts been producing for those clients?

Andrew Pascal: Really great. All of our partners, I just feel like to be able to engage with a massive audience of potential consumers with an experience that or with a game and a proposition that is more experiential, as opposed to transactional, just really suits them, right? If you look at the collection of partners we have and rewards that we offer, they're all leisure oriented, right? Cruises, and hotels, and restaurants, and concerts, and shows, those kinds of things. And so when you think about how much energy gets invested in shaping these really wonderful leisure experiences, but then when it comes time to try to stimulate demand for off-peak periods of their business, they end up doing it with discounts and promotional offers and direct mail offers. All of a sudden you're engaging with the consumer in a way that feels just very transactional and it's corrosive, or it undermines the brand.

Roger Gros: Right.

Andrew Pascal: And what they love about us is that we feature their brands within the game as part of the experience. When we launch or when one of our cruise partners launches a new cruise line, we build a whole quest event where that cruise line and route, and all of its points of destination are part of an experience that we string together. All of a sudden, the real cruise that they're introducing in the real world is represented in hours virtually. And as people complete those contests and events, they're encouraged to now go into the benefits store and take advantage of the actual cruise opportunities that we offer. So that level of real world and virtual or digital interaction, integration, I should say, just doesn't exist that much.

Roger Gros: Sure.

Andrew Pascal: And so if you really think about how many companies are there that have successfully tapped into and leverage these massive digital channels in order to drive and promote business, and the more traditional retail developments. And so I think more than most companies we've found a model and a way to exploit that opportunity for everybody's benefit.

Roger Gros: Mm-hmm (affirmative). Okay. Great. So one of the other early things I learned about online gaming in London back in around 2000 was how big bingo was. I was shocked at how much people enjoyed playing bingo online. So how is your app, myVEGAS Bingo, going to be different than the other bingo games out there?

Andrew Pascal: Look, so first of all, I'll do my best to describe it, but it's hard.

Roger Gros: Yeah.

Andrew Pascal: It is beautiful. It is executed to a much higher creative and production standard. It is feature rich. It's myVEGAS Bingo so you get dropped into this virtual Las Vegas. You start off at the one end of the Strip at the Excalibur and you get to play bingo there, unlock bingo rooms and play from one to four cards. And as you do, you get to draw upon these power ups that as you're playing the game and live in the game and increase or enhance your opportunities to get bingo. There's club and social bingo, there's collectibles that then allow you as you complete collections to unlock other resorts, unlocking more rooms with new and different styles of game play and power up mechanics. It is feature rich, beautifully executed. And then of course with this real-world value proposition of real benefits.

Roger Gros: Sure.

Andrew Pascal: There's nothing like it in the market today.

Roger Gros: Right. Right. So I've always been amazed at how much money people spend on social casinos when they really don't get anything tangible out of it except for maybe their name on a leaderboard, but your product is obviously much different than that. And I can understand why people spend the money they do at PLAYSTUDIOS to get those real-world benefits. Is that pretty much put encapsulated for you there?

Andrew Pascal: I think in part. I mean, I have fundamentally... I'd like to say, the games are fun.

Roger Gros: Yeah.

Andrew Pascal: And they're a great, kind of an easy escape. So that over the course of your day, if you happen to find that you've got 10 or 15 minutes to fill in and you want to just get away and get lost in something that's easy and rewarding, they're just fun. There's something about them that's just super satisfying. And the fact that not only can you invest your time, forget money, spending money, but just by investing your time in these game experiences, you can actually accumulate value and benefits that you would want.

Roger Gros: Right. Sure.

Andrew Pascal: It's not just commodity stuff that you don't necessarily care about. I mean, there's aspirational stuff, dream vacations, and free cruises and all kinds of cool stuff. And so the fact that yes, we offer these free games that people can just engage with, they're extended with this, added dimension of value I think, makes them super compelling. You highlight that at the end of the day people do spend money. It's a small fraction. Just a few percentage points of our audience that ultimately converts and spends money on any given day. But because we have nearly a million and a half people playing every day, that translates to a pretty large number.

Roger Gros: Right.

Andrew Pascal: But the truth of it is a majority of the people that are engaged in playing our games and participating in collecting the benefits, they don't necessarily ever have to spend any money. So most of them are just playing for free and enjoying the experience.

Roger Gros: Okay. Great. Has the illegalization of online gaming impacted PLAYSTUDIOS in any manner?

Andrew Pascal: Not that we've seen.

Roger Gros: Yeah.

Andrew Pascal: We obviously look at it pretty closely. We look at our players within those jurisdictions where online gambling has been approved. And we look at it as it matures and continues to grow, what are the play patterns and behavior of our players in terms of what was the behavior, that predates the adoption of interact gambling or interactive gambling, and what does it look like since, and we don't see any material impact. And in fact in a few cases we actually have seen some growth. And so my general view is they're distinctly different. These free-to-play social games, there's a novelty to them. And just an ease with which you can get in and out of the experience that just makes them really enjoyable.

Andrew Pascal: They, as I alluded to have all of these extended features beyond just the core of game experience that make them super interesting and add a ton of depth to the experience. That doesn't exist in the real world and with the more traditional cash-based interactive gambling.

Roger Gros: Sure. Sure.

Andrew Pascal: And so we view them as distinctly different. They might appeal to a similar consumer, but they're devoting different time to playing each. And so we haven't seen any impact.

Roger Gros: Sure. Sure. So your IPO with the SPAC, I think is a real interesting development. Obviously it's a real trend in the gaming industry and going with Jim Murren and I think is probably a good idea. He seemed to have been an important player in the history of your company there. So when will the transaction close and what are some of the details?

Andrew Pascal: Yeah. As far as the transaction is concerned, I don't know how familiar you are, potentially your audiences with SPACs and how much they're necessarily talked about, but a SPAC is a special purpose acquisition company.

Andrew Pascal: And it's basically a blind trust. A group of founders will create an entity or a vehicle. They'll take it public as a shell company. A bunch of institutions will invest and put their money in trust with that SPAC. And then that group has a limited amount of time, say two years to go find a company that they will acquire. And post acquiring it and merging it, the operating business is the surviving business. So it assumes the vehicle and the cash that's in trust and then moves forward as a public company. What is typical is that alongside of the money that's in trust in these SPACs, you'll go do what's called a PIPE, which is a private investment into a public entity. You'll go and raise additional capital or get commitments for additional capital such that at the time you consummate the transaction, you can have far more capital available to you.

Andrew Pascal: And so to put specific numbers to it, the Acies SPAC which we are merging with, Jim Murren SPAC has $215 million in trust. We then went and raised another companion PIPE which was originally to be $200 million, but the demand was quite strong. So we ended up sizing that up to $250 million. So the total transaction could be as much as $465 million. Now, I say that it could be that much only because what's unique about investors in SPACs is that investors are given an opportunity at the point in time that the merger is to be consummated to effectively opt out.

Andrew Pascal: If they want, they don't like the company that's being merged with, well, then they can say, "You know what? I'm going to take my money and I'm going to look to cycle it into something else." And so what's really important is that we're out in the market or engaged one-on-one with these different investors, talking about the company, evangelizing our vision for it, reaffirming and sharing the information that's publicly been disclosed so that they understand what's so unique and compelling about our business. So that when we do get to that moment where they vote on the transaction and elect to stay in or opt out, hopefully they all stay in.

Roger Gros: Okay. Great.

Andrew Pascal: But to the extent that there are what are called redemptions out of the trust, then the $215 million that is in the Jim Murren SPAC could get compressed and be something less than that. And we just won't know until we get to the point of the transaction.

Roger Gros: Okay. So I read about a billion dollar valuation. That's pretty impressive. What do you base that on?

Andrew Pascal: I think impressive meaning it is such great value for investors.

Roger Gros: Yes.

Andrew Pascal: If you're doing a PIPE transaction, you're now going back into the market and with a very sophisticated group of traditionally long-only investors. They're qualifying and making a decision about whether they're going to invest on the same terms. That happened. And that happened as I mentioned to a degree that allowed us to scale up the amount of money we raised in the PIPE. So there's all these points of validation. And so fundamentally, if you take a step back and you look at how's our business getting valued, not that differently from our peers, albeit at a discount. So it gets valued based upon a multiple of revenue or multiple of EBITDA. And so if you look at... For us, we're getting a multiple of call it two and a half times, our 2022 revenues.

Roger Gros: Right.

Andrew Pascal: So along these different qualifiers, we are at a very deep discount to where the market is valuing companies that we think are in a similar space. We don't think they're positioned as well as us because of our platform playAWARDS.

Andrew Pascal: And that's what we have to prove out. So for new investors looking at us as an opportunity, we have a proven history, consistent growth, profitable, all of our forecasted growth and the value I just allude to is driven by our own organic efforts. It doesn't take into account any M&A activity, which is really the principal reason for going public. It's to have the currency, both cash and a liquid equity that we can now use to go and buy some companies.

Roger Gros: Right.

Andrew Pascal: And whether they're small companies that have really interesting technology and products that we want to more fully exploit or very mature, bigger companies that have existing products and players that we want to incorporate into our model and our framework, those are the kinds of things that we're going to go do with this resource.

Roger Gros: Okay.

Andrew Pascal: So the next 18 months is going to really be exciting. We're going to pretty dramatically scale and amplify our growth.

Roger Gros: Great. Well, you just made me feel really good because I bought a few shares last week.

Andrew Pascal: Okay. Well, good. I'm happy to know that.

Roger Gros: Great. And people can still buy... You can buy into the SPAC at this point and then it'll change over to-

Andrew Pascal: You can.

Roger Gros: Yeah.

Andrew Pascal: Acies is the pronunciation of the SPAC. It's A-C-I-E-S. It trades under the symbol of ACAC. And it is effectively a proxy for our company right now.

Roger Gros: Right.

Roger Gros: Sure. Okay. Great. So any interest in getting into the real money side of online gaming?

Andrew Pascal: Look, I don't want to ever say that it's not a possibility and we never would. We certainly know it well. We played in that industry very early on with WagerWorks.

Roger Gros: Right.

Andrew Pascal: And so we know it, we understand its complexities. I think that there are opportunities for us to participate in that industry by offering our loyalty platform as a service to the participants in that industry.

Roger Gros: Right.

Andrew Pascal: Imagine some of those providers having more fully realized loyalty programs with rewards benefits and particularly in markets that are as intensely competitive as some of them are.

Roger Gros: Right.

Andrew Pascal: I think there are probably opportunities for us to participate in some form, but probably not directly as an operator.

Roger Gros: Yeah. Okay. Great.

Andrew Pascal: Yeah.

Roger Gros: Great. So I guess the growth is going to be spurred by these M&A activities once the closing is done.

Andrew Pascal: Scale of bingo product. We're launching another product in the summer. We're going to go transact on and do some M&A work. It's hard to predict the timing only because it's not entirely up to us.

Roger Gros: Sure.

Andrew Pascal: It's a very competitive market. I want to be clear that as we go out and pursue these different opportunities, we're competing against other companies with history doing it, with in many cases, a lot more resource than we have. So we're going to have to go win them.

Roger Gros: Okay.

Andrew Pascal: But I feel pretty good about it. I think the reception that we've gotten and people really are responding to how uniquely positioned we are. We're game makers first and foremost. So for a lot of these founding groups that are passionate about their games, we're not just some big conglomerate and they totally get the potential of playAWARDS and adding that real-world value proposition to their products as a value driver. So I'm pretty confident that'll translate to some pretty interesting M&A work.

Roger Gros: Great. Well, Andrew, congratulations on the way you've built this company and certainly on the going public here. I think that's really going to be the driver and we'll stay in touch. I really want to see how quickly you grow and then what other-

Andrew Pascal: Thank you.

Roger Gros: ... fields you get into.

Andrew Pascal: Thank you. I just really appreciate your taking the interest in affording me the opportunity to talk a little bit about what we're up to.

Roger Gros: Great. Thanks for the time.

IMPORTANT LEGAL INFORMATION

Additional Information and Where to Find It

This communication relates to a proposed transaction between PLAYSTUDIOS, Inc. (“PLAYSTUDIOS”) and Acies Acquisition Corp. (“Acies”). This communication does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Acies has filed a registration statement on Form S-4 with the U.S. Securities and Exchange Commission (the “SEC”), which includes a document that serves as a prospectus and proxy statement of Acies, referred to as a proxy statement / prospectus. A proxy statement / prospectus will be sent to all Acies shareholders. Acies also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of Acies are urged to read the registration statement, the proxy statement / prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders may obtain free copies of the registration statement, the proxy statement / prospectus and all other relevant documents filed or that will be filed with the SEC by Acies through the website maintained by the SEC at www.sec.gov.

The documents filed by Acies with the SEC also may be obtained free of charge at Acies’ website at https://aciesacq.com/sec-filings/ or upon written request to 1219 Morningside Drive, Suite 110 Manhattan Beach, California 90266.

Participants in Solicitation

Acies and PLAYSTUDIOS and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Acies’ shareholders in connection with the proposed transaction. A list of the names of such directors and executive officers and information regarding their interests in the business combination is contained in the proxy statement / prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.

Forward-Looking Statements Legend

This communication contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between PLAYSTUDIOS and Acies. These forward-looking statements generally are identified by the words “forecast,” “believe,” “budget,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of Acies’ securities, (ii) the risk that the transaction may not be completed by Acies’ business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Acies, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the approval of the related merger agreement by the shareholders of Acies, the satisfaction of the minimum trust account amount following any redemptions by Acies’ public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction, (v) the inability to complete the related PIPE investment, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the related merger agreement, (vii) the effect of the announcement or pendency of the transaction on PLAYSTUDIOS’ business relationships, operating results and business generally, (viii) risks that the proposed transaction disrupts current plans and operations of PLAYSTUDIOS, (ix) the outcome of any legal proceedings that may be instituted against PLAYSTUDIOS or against Acies related to the related merger agreement or the proposed transaction, (x) the ability to maintain the listing of Acies’ securities on a national securities exchange, (xi) changes in the competitive and regulated industries in which PLAYSTUDIOS operates, variations in operating performance across competitors, changes in laws and regulations affecting PLAYSTUDIOS’ business and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, (xiii) PLAYSTUDIOS’ ability to raise financing in the future, (xiv) the impact of COVID-19 on PLAYSTUDIOS’ business and/or the ability of the parties to complete the proposed transaction, (xv) costs related to the transaction and the failure to realize anticipated benefits of the transaction or to realize any particular valuations, financial projections or estimated pro forma results and the related underlying assumptions, including with respect to estimated Acies shareholder redemptions, and (xvi) other risks and uncertainties indicated from time to time in the registration statement containing the proxy statement / prospectus discussed above relating to the proposed business combination, including those under “Risk Factors” therein, and in Acies’ other filings with the SEC. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Acies’ registration statement on Form S-1 (File No. 333-249297) and on the registration statement on Form S-4 (File No. 333-253135), as amended, containing the proxy statement / prospectus filed by Acies with the SEC, and other documents filed by Acies from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and PLAYSTUDIOS and Acies assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise. Neither PLAYSTUDIOS nor Acies gives any assurance that either PLAYSTUDIOS or Acies, or the combined company, will achieve its expectations.